December 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form RW – Request for Withdrawal of Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-286647) of Lifeloc Technologies, Inc.

Ladies and Gentlemen:

Lifeloc Technologies, Inc. (the “Registrant”) hereby respectfully requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the withdrawal of Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-286647), filed on October 14, 2025 (the “Amendment”).

The Amendment was filed in error as a pre-effective amendment. The Registrant intended to file a Post-Effective Amendment to update the Registration Statement.

This request relates solely to the Amendment identified above and does not withdraw, rescind, or otherwise affect the Registration Statement on Form S-4 as declared effective by the Commission on April 30, 2025. No securities have been sold pursuant to the Amendment.

Should you have any questions regarding the foregoing application for withdrawal, please contact Elisabeth Polizzi Oertle of Orbital Law Group, at (720) 772-9983 or liz@orbital.law.

Sincerely,

Lifeloc Technologies, Inc.

By:	/s/ Vern D. Kornelsen
Name:	Vern D. Kornelsen
Title:	Chief Financial Officer